CUSIP No. 683960108

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

OPTi Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

683960108

(CUSIP Number)

April 9, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC

CUSIP No. 683960108

1.	Names of Reporting Persons.

MGCM Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power _____
6. Shared Voting Power 0
7. Sole Dispositive Power _____
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	0%

12.	Type of Reporting Person (See Instructions)

IA, OO

CUSIP No. 683960108

1.           Names of Reporting Persons.

Marco L. Petroni

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power _______
6. Shared Voting Power 0
7. Sole Dispositive Power _______
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	0%

12.	Type of Reporting Person (See Instructions)

HC, IN

CUSIP No. 683960108

1.	Names of Reporting Persons.

MGCM Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power _____
6. Shared Voting Power 0
7. Sole Dispositive Power _____
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	0%

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 683960108

Item 1.

(a)	Name of Issuer

OPTi Inc.

(b)	Address of Issuer's Principal Executive Offices

3430 W. Bayshore Road, Suite 103, Palo Alto, CA 94303

Item 2.

(a)	The names of the persons filing this statement are:

MGCM Capital Management, LLC, doing business as MG Capital Management, LLC ("MG Capital"), Marco L. Petroni and MGCM Partners, L.P. ("MGCM Partners")

(collectively, the "Filers").

(b)	The principal business office of the Filers is located at:

3470 Kensbrook Street, Las Vegas, NV 89121

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock, no par value, of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 683960108

CUSIP No. 683960108

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (with respect to MG Capital).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

MG Capital is a registered  investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  Mr. Petroni is the controlling owner of MG Capital.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

CUSIP No. 683960108

Item 8.	Identification and Classification of Members of the Group.

Each of the filers is filing this Schedule 13G jointly with the other filers, but not as a member of a group, and each expressly disclaims membership in a group.  MG Capital is a registered investment adviser and is the general partner of MGCM Partners.  Marco L. Petroni is the manager and controlling member of MG Capital.  Each of Mr. Petroni and MG Capital disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.  In addition, the filing of this Schedule 13G on behalf of MGCM Partners should not be construed as an admission that it is, and MGCM Partners disclaims that it is, the beneficial owner of any of the Stock covered by this Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

As to MG Capital:  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

As to Marco L. Petroni and MGCM Partners:  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           _______________

MGCM CAPITAL MANAGEMENT, LLC A Delaware Limited Liability Company By: Marco L. Petroni, Manager	MGCM PARTNERS, L.P. A Delaware Limited Partnership By: MG Capital Management, LLC General Partner By: Marco L. Petroni, Manager
Marco L. Petroni

CUSIP No. 683960108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Walker Interactive Systems, Inc. and any other issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, the undersigned hereby constitute and appoint MG Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:           January 26, 2001

MG CAPITAL MANAGEMENT, LLC A Delaware Limited Liability Company By: /s/ Marco L. Petroni Marco L. Petroni, Manager	MGCM PARTNERS, L.P. A Delaware Limited Partnership By: MG Capital Management, LLC General Partner By: /s/ Marco L. Petroni Marco L. Petroni, Manager
/s/ Marco L. Petroni Marco L. Petroni